                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934


                                HBO & Company
                        ----------------------------
                              (Name of Issuer)


                   Common Stock, par value $0.05 per share
                 ------------------------------------------
                       (Title of Class of Securities)


                                 0004041001
                    ------------------------------------
                               (CUSIP Number)

                               Nancy A. Miller
                        Vice President and Secretary
                            McKesson Corporation
                               McKesson Plaza
                               One Post Street
                      San Francisco, California  94104
                               (415) 983-8300

                               with a copy to:
                            Kenton J. King, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                           Four Embarcadero Center
                      San Francisco, California   94111
                               (415) 984-6400
        -------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)



                              October 17, 1998
                       -------------------------------
                        (Date of Event which Requires
                          Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
                        check the following box [  ].

                                  SCHEDULE 13D

CUSIP No.  0004041001
________________________________________________________________________________
(1)    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       McKesson Corporation (94-3207296)
________________________________________________________________________________
(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  (  )
                                                            (b)  (  )
________________________________________________________________________________
(3)    SEC USE ONLY

________________________________________________________________________________
(4)    SOURCE OF FUNDS

       WC, 00
________________________________________________________________________________
(5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                 (  )

________________________________________________________________________________
(6)    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
________________________________________________________________________________
                              (7)   SOLE VOTING POWER
                                    85,865,517   (1)
      NUMBER OF     ____________________________________________________________
       SHARES                 (8)   SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                      0   (1)
        EACH        ____________________________________________________________
      REPORTING               (9)   SOLE DISPOSITIVE POWER
       PERSON
        WITH                        85,865,517   (1)
________________________________________________________________________________
                              (10)  SHARED DISPOSITIVE POWER

                                    0   (1)
________________________________________________________________________________
(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       85,865,517   (1)
________________________________________________________________________________

____________________
(1) The shares of common stock of the Issuer covered by this report are purchasable by the Reporting Person upon exercise of an option granted to the Reporting Person on October 17, 1998, and described in Item 4 of this report. Prior to the exercise of the option, the Reporting Person is not entitled to any rights as a stockholder of the Issuer as to the shares covered by the option. The option may only be exercised upon the occurrence of certain events referred to in Item 4 and set forth in the related Stock Option Agreement attached to this Schedule 13D as Exhibit C, none of which has occurred as of the date hereof. The Reporting Person expressly disclaims beneficial ownership of any of the shares of common stock of the Issuer which are purchasable by the Reporting Person upon exercise of the option until such time as the Reporting Person purchases any such shares upon any such exercise. The number of shares indicated represents 19.9% of the total outstanding shares of common stock of the Issuer as of October 17, 1998, excluding shares issuable upon exercise of the option.

(12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                   (  )
________________________________________________________________________________
(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       Approximately 16.6%  (2)
________________________________________________________________________________
(14)   TYPE OF REPORTING PERSON

       CO
________________________________________________________________________________



______________________
(2) After giving effect to the exercise of the option as described herein.

          ITEM 1.   SECURITY AND ISSUER.

          The class of equity securities to which this statement relates is the common stock, $0.05 par value per share (the "HBOC Common Stock"), of HBO & Company, a Delaware corporation ("HBOC" or the "Company") and the associated preferred stock purchase rights issued pursuant to a Rights Agreement, dated as of February 12, 1991, by and between HBOC and The Citizens and Southern Trust Company (Georgia), N.A., as Rights Agent. The principal executive offices of HBOC are located at 301 Perimeter Center North, Atlanta, Georgia 30346.

          ITEM 2.   IDENTITY AND BACKGROUND.

          (a) - (c) and (f)

          This Schedule 13D is being filed by McKesson Corporation, a Delaware corporation ("McKesson"). The principal business of McKesson is health care supply management. McKesson also develops and manages marketing programs for pharmaceutical manufacturers and, through McKesson Water Products Company, processes and markets pure drinking water. The principal executive offices of McKesson are located at McKesson Plaza, One Post Street, San Francisco, California 94104. Certain information concerning the executive officers and directors of McKesson is set forth in Schedule A hereto and is incorporated herein by this reference.

          (d) and (e)

          Neither McKesson nor, to the knowledge of McKesson as of the date hereof, any of its executive officers or directors has during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          McKesson acquired an option to purchase 85,865,517 shares of HBOC Common Stock (the "Option"), pursuant to a Stock Option Agreement dated October 17, 1998, between McKesson and HBOC (the "HBOC Option Agreement"). Pursuant to the Option, McKesson has the right, upon the occurrence of certain events specified in Section 2 of the HBOC Option Agreement, to purchase 85,865,517 shares of HBOC Common Stock (or such greater number of shares of HBOC Common Stock equal to 19.9% of the then outstanding shares of HBOC Common Stock) for $32.81 per share, subject to certain customary anti-dilution adjustments. Notwithstanding any other provisions of the HBOC Option Agreement, the Total Profit (as defined in the HBOC Option Agreement) that McKesson may realize from the Option and pursuant to the termination fee under the Merger Agreement (as defined below) may not exceed an amount equal to $220 million. Upon the occurrence of certain events specified in the HBOC Option Agreement, McKesson may require HBOC to repurchase the Option. In addition, the HBOC Option Agreement grants certain registration rights to McKesson with respect to any shares of HBOC Common Stock acquired pursuant to the Option. Under certain circumstances, HBOC is entitled to a right of first refusal if McKesson desires to sell or otherwise transfer all or any part of the Option or any shares of HBOC Common Stock acquired by McKesson pursuant to the exercise of the Option. The HBOC Option Agreement is attached to this
Schedule 13D as Exhibit C and is incorporated herein by this reference. The foregoing description of the terms of the HBOC Option Agreement is qualified in its entirety by reference to the full text of the HBOC Option Agreement.

          It is anticipated that, should the Option become exercisable and should McKesson determine to exercise the Option, McKesson would obtain the funds therefor from working capital or by borrowing from parties whose identity is not yet known.

          ITEM 4.   PURPOSE OF TRANSACTION.

          (a) - (g)

          On October 17, 1998, HBOC, McKesson and McKesson Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of McKesson ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), providing for the merger of Merger Sub with and into HBOC such that HBOC will become a wholly owned subsidiary of McKesson (the "Merger"). Upon consummation of the Merger, HBOC will be the surviving corporation (the "Surviving Corporation"), and the Certificate of Incorporation, with limited amendments, and the by-laws of Merger Sub shall be the Certificate of Incorporation and by-laws of the Surviving Corporation, the initial directors of the Surviving Corporation shall be Charles W. McCall and Mark A. Pulido and the initial officers of the Surviving Corporation shall be the officers of Merger Sub. At the effective time of the Merger, each outstanding share of HBOC Common Stock (other than shares of HBOC Common Stock owned by McKesson, HBOC or Merger Sub) will be converted into the right to receive .37 shares of common stock, par value $0.01 per share of McKesson ("McKesson Common Stock") (except that cash will be paid in lieu of fractional shares). If the Merger is consummated in accordance with the terms and conditions of the Merger Agreement and upon the occurrence of certain other events as set forth in the HBOC Option Agreement, the Option will terminate.

          Concurrently with and as an inducement and condition to McKesson's entering into the Merger Agreement, HBOC, as issuer, and McKesson, as grantee, entered into the HBOC Option Agreement, pursuant to which HBOC granted McKesson the Option. Concurrently with and as an inducement and condition to HBOC's entering into the Merger Agreement, McKesson, as issuer, and HBOC, as grantee, entered into a Stock Option Agreement, dated October 17, 1998 (the "McKesson Option Agreement"), pursuant to which McKesson granted HBOC an option, on substantially identical terms as set forth in the HBOC Option Agreement, to purchase from McKesson, upon the occurrence of certain events specified in
Section 2 of the McKesson Option Agreement, 19,759,717 shares of McKesson Common Stock (or such greater number of shares equal to 19.9% of the then outstanding shares of McKesson Common Stock) for $88.6875 per share, subject to certain customary anti-dilution adjustments. Notwithstanding any other provisions of the McKesson Option Agreement, the Total Profit (as defined in the McKesson Option Agreement) that HBOC may realize from the option granted pursuant thereto and pursuant to the termination fee under the Merger Agreement may not exceed an amount equal to $220 million.

          (h) - (j)

          Upon consummation of the Merger as contemplated by the Merger Agreement, the HBOC Common Stock will be delisted from the Nasdaq National Market, and the HBOC Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

          The preceding summary of certain provisions of the Merger Agreement, the McKesson Option Agreement and the HBOC Option Agreement is qualified in its entirety by reference to the full text of such documents, copies of which are filed as Exhibits A, B and C, respectively, hereto, and which are incorporated herein by this reference.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) - (b)

          The number of shares of HBOC Common Stock covered by the Option is equal to 85,865,517, subject to certain adjustments for anti-dilution as set forth in the HBOC Option Agreement, which constitutes (i) 19.9% of the issued and outstanding shares of HBOC Common Stock on October 17, 1998, or (ii) approximately 16.6% of the shares of HBOC Common Stock that would be outstanding after giving effect to the exercise of the Option.

          Prior to the exercise of the Option, McKesson (i) is not entitled to any rights as a stockholder of HBOC as to the shares covered by the Option, and
(ii) disclaims any beneficial ownership of the shares of HBOC Common Stock which are purchasable by McKesson upon exercise of the Option because the Option is exercisable only in the limited circumstances set forth in the HBOC Option Agreement, none of which has occurred as of the date hereof. If the Option were exercised, McKesson would have the sole right to vote or to dispose of the shares of HBOC Common Stock issued as a result of such exercise, subject to the terms of the HBOC Option Agreement.

          (c) Other than as set forth in this Item 5, to the knowledge of McKesson as of the date hereof (i) neither McKesson nor any subsidiary or affiliate of McKesson nor any of McKesson's executive officers or directors, beneficially owns any shares of HBOC Common Stock, and (ii) there have been no transactions in the shares of HBOC Common Stock effected during the past 60 days by McKesson, nor to the knowledge of McKesson as of the date hereof, by any subsidiary or affiliate of McKesson or any of McKesson's executive officers or directors.

          (d) No other person is known by McKesson to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the HBOC Common Stock obtainable by McKesson upon exercise of the Option.

          (e)  Not applicable.

          ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The responses to Items 3, 4 and 5 of this Schedule 13D and the Exhibits to this Schedule 13D are incorporated herein by reference.

          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          (A) Agreement and Plan of Merger, dated as of October 17, 1998 by and among HBOC, Merger Sub and McKesson.

          (B) Stock Option Agreement, dated October 17, 1998, by and between McKesson, as issuer, and HBOC, as grantee.

          (C) Stock Option Agreement, dated October 17, 1998, by and between HBOC, as issuer, and McKesson, as grantee.

                                   SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                         McKESSON CORPORATION


Date:  October 27, 1998                 By: /s/ Nancy A. Miller
                                            --------------------------------
                                            Name: Nancy A. Miller
                                            Title: Vice President and Secretary

                                                                    SCHEDULE A

                        DIRECTORS AND EXECUTIVE OFFICERS

                            OF McKESSON CORPORATION


          The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of McKesson. Unless otherwise indicated, each such person is a United States citizen, and the business address of each such person is McKesson Plaza, One Post Street, San Francisco, California 94104.


   NAME AND BUSINES                           PRESENT PRINCIPAL
       ADDRESS                                   OCCUPATION
---------------------             -----------------------------------------
Mark A. Pulido*                   President and Chief Executive Officer of
                                  McKesson

William A. Armstrong              Vice President Human Resources and
                                  Administration of McKesson

Michael T. Dalby                  Vice President Strategic Planning of
                                  McKesson

William J. Dawson                 Vice President Business Development of
                                  McKesson

John H. Hammergren                Vice President of McKesson and Group
                                  President, McKesson Health Systems Group

Richard H. Hawkins                Vice President and Chief Financial Officer
                                  of McKesson

Nicholas A. Loiacono              Treasurer of McKesson

_______________________________
*Director, McKesson Corporation

 NAME AND BUSINESS                            PRESENT PRINCIPAL
      ADDRESS                                    OCCUPATION
---------------------             -----------------------------------------
David L. Mahoney                  Vice President of McKesson and Group
                                  President, Pharmaceutical Services and
                                  International Group

Mark T. Majeske                   Vice President of McKesson and Group
                                  President, Customer Operations Group

Ivan D. Meyerson                  Vice President and General Counsel of
                                  McKesson

Nancy A. Miller                   Vice President and Secretary of McKesson

Charles A. Norris                 Vice President of McKesson and President
                                  of McKesson Water Products Company

Carmine J. Villani                Vice President and Chief Information Officer
                                  of McKesson

Heidi E. Yodowitz                 Controller of McKesson

Mary G.F. Bitterman*              President and Chief Executive Officer,
KQED, Inc.                        KQED, Inc.
2601 Mariposa Street
San Francisco, CA  94111

Tully M. Friedman*                Chairman and Chief Executive Officer,
Friedman Fleischer & Lowe, LLC    Friedman Fleischer & Lowe, LLC
One Maritime Plaza, Suite 1000
San Francisco, CA  94111

John M. Pietruski*                Chairman, Texas Biotechnology Corporation;
One Penn Plaza, Suite 3408        Chairman and Chief Executive Officer,
New York, NY  10119               Retired, Sterling Drug Inc.

_______________________________
*Director, McKesson Corporation

 NAME AND BUSINESS                              PRESENT PRINCIPAL
      ADDRESS                                       OCCUPATION
---------------------               -----------------------------------------
David S. Pottruck*                  President, Co-Chief Executive Officer and
The Charles Schwab Corporation      Chief Operating Officer, The Charles
101 Montgomery Street               Schwab Corporation
San Francisco, CA  94104

Carl E. Reichardt*                  Chairman of the Board, Retired, Wells
Wells Fargo & Company               Fargo & Company
420 Montgomery Street, 12th Floor
San Francisco, CA  94104

Alan Seelenfreund*                  Chairman of the Board of McKesson

Jane E. Shaw*                       Chairman of the Board and Chief Executive
AeroGen, Inc.                       Officer, AeroGen, Inc.
1310 Orleans Drive
Sunnyvale, CA  94089

Robert H. Waterman, Jr.*            Chairman, The Waterman Group, Inc.
The Waterman Group, Inc.
1777 Borel Place, Suite 410
San Mateo, CA  94402

_______________________________
*Director, McKesson Corporation

                                 EXHIBIT INDEX


Exhibit           Description
-------           -----------

(A) Agreement and Plan of Merger, dated as of October 17, 1998, by and among HBOC, Merger Sub and McKesson.

(B) Stock Option Agreement, dated October 17, 1998, by and between McKesson, as issuer, and HBOC, as grantee.

(C) Stock Option Agreement, dated October 17, 1998, by and between HBOC, as issuer, and McKesson, as grantee.